Mercantil Commercebank Investment Services, Inc.

(A wholly owned subsidiary of Mercantil Commercebank, N.A.)

Schedule I - Computation of Net Capital Under Rule 15c3-1 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2015

Computation of net capital	
Total stockholder's equity	$ 3,291,645
Deductions and/or charges	
Nonallowable assets	
Cash in Parent Company	-
Receivable from clearing broker	656,309
Receivable from affiliates	289,490
Other assets	527,089
Total deductions and/or charges	1,472,887
Net capital	1,818,758
Computation of basic net capital requirement	
Minimum net capital required	100,000
Excess of net capital	$ 1,718,758
Computation of aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 1,306,621
Total aggregate indebtedness	$ 1,306,621
Ratio of aggregate indebtedness to net capital	71.84%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2015 unaudited FOCUS Report filing dated January 27, 2016.

The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).